EXHIBIT 99.2

For Immediate Release	Date: November 29, 2022
22-64-TR

Teck Announces Vice President Appointments

Vancouver, B.C.  – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced the following appointments, effective immediately.

Amparo Cornejo has been appointed Vice President, South America.

Ms. Cornejo joined Teck in 2014 and has held progressively more senior roles, most recently Vice President, Sustainability and Corporate Affairs, South America. She holds a degree in journalism from the Pontificia Universidad Católica de Chile, sits on the Executive Leadership Committee for Consejo Minero, a leading trade association that brings together copper, gold and silver producers operating in Chile and is a member of the Board of SONAMI (National Mining Association).

Jason Sangha has been appointed Vice President, Planning and Strategy, Base Metals.

Mr. Sangha joined Teck in 2002 and has held progressively more senior roles, most recently General Manager, Base Metals Strategy and Development. He holds a Bachelor of Mining and Mineral Process Engineering from the University of British Columbia

Justin Webb has been appointed Vice President and Chief Information Officer.

Mr. Webb joined Teck in January 2019 as Program Director, Teck Digital Systems, and was appointed Head of Teck Digital Systems later that year. He holds a Bachelor of Science in Computer Engineering from the University of Alberta.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com